PRESS RELEASE

Press Release No. 06-23a
U.S. Version

METALLICA RESOURCES ANNOUNCES CDN$30.0 MILLION
BOUGHT DEAL PRIVATE PLACEMENT FINANCING

December 4, 2006, Toronto, Ontario - Metallica Resources Inc. (TSX:MR, AMEX:MRB) is pleased to announce that it has entered into an agreement with an underwriter (the "Underwriter") which has agreed to purchase, on a bought deal private placement basis, 6,670,000 units (the "Units") at a price of Cdn$4.50 per Unit for aggregate gross proceeds of Cdn$30,015,000 (the "Financing"). Each Unit will be comprised of one common share of the Company (each a "Common Share") and one-half of one warrant (each whole warrant, a "Warrant"). Each Warrant shall entitle the holder thereof to subscribe for one additional common share of the Company (a "Warrant Share") at an exercise price of Cdn$5.50 per Warrant Share at any time prior to the day that is three (3) years from the Closing Date. The Company has agreed to grant to the Underwriter an option (the "Over-Allotment Option") to purchase up to an additional 15% of the Units at a price of Cdn$4.50 per Unit, on the same terms and conditions as the Financing, exercisable any time, in whole or in part, up to 30 days after the Closing Date. If the Over-Allotment Option is exercised in full, the total gross proceeds to the Metallica will be Cdn$34,517,250. Metallica plans to use the net proceeds of the Financing to fund advancement of its mineral projects and for general corporate purposes.

Metallica will pay the Underwriter a cash commission of 5.0% of the gross proceeds of the Units sold pursuant to the Financing.

The Financing is scheduled to close on or about December 20, 2006 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the Toronto Stock Exchange and the American Stock Exchange.

The securities being offered have not, nor will they be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent U.S. registration or an applicable exemption from the U.S. registration requirements. This release does not constitute an offer for sale of securities in the United States.

Metallica Resources is a Canadian precious and base metal exploration and development company focused on the Americas. It currently has 84.2 million shares outstanding, approximately US$23.2 million in cash and cash equivalents, and no debt as of September 30, 2006. For further details on Metallica Resources, please visit the company's website at www.metal-res.com.

CONTACT: Richard J. Hall, President and CEO, (303) 796-0229, Ext. 304.

INFORMATION IN THIS NEWS RELEASE THAT IS NOT CURRENT OR HISTORICAL FACTUAL INFORMATION MAY CONSTITUTE FORWARD-LOOKING INFORMATION OR STATEMENTS WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND APPLICABLE CANADIAN SECURITIES LEGISLATION. IMPLICIT IN THIS INFORMATION, PARTICULARLY IN RESPECT OF STATEMENTS AS TO FUTURE OPERATING RESULTS AND ECONOMIC PERFORMANCE OF THE COMPANY, AND RESOURCES AND RESERVES AT THE COMPANY'S MINERAL PROJECTS, ARE ASSUMPTIONS REGARDING PROJECTED REVENUE AND EXPENSE, GOLD, SILVER AND COPPER PRICES, AND MINING COSTS. THESE ASSUMPTIONS, ALTHOUGH CONSIDERED REASONABLE BY THE COMPANY AT THE TIME OF PREPARATION, MAY PROVE TO BE INCORRECT. READERS ARE CAUTIONED THAT ACTUAL RESULTS ARE SUBJECT TO A NUMBER OF RISKS AND UNCERTAINTIES, INCLUDING RISKS RELATING TO GENERAL ECONOMIC CONDITIONS AND MINING OPERATIONS, AND COULD DIFFER MATERIALLY FROM WHAT IS CURRENTLY EXPECTED. THE COMPANY DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.